Exhibit 20

IMMEDIATE RELEASE


Contact:	Terry Bresnihan
        	(313) 322-9600
       		(810) 478-0365


                            FORD EXTENDS EXCHANGE OFFER


      Dearborn, Mich., Dec. 11 -- Ford Motor Company announced on Friday, December 8, that the expiration date for the offer by Ford Motor Company Capital Trust I to exchange its 9% Trust Originated Preferred Securities ("TOPrS") for up to 44.6 million outstanding depositary shares of Series B Cumulative Preferred Stock of Ford has been extended to 12:00 midnight (Eastern time) on December 15, 1995.

     As of 9:00 p.m. (Eastern time) on December 8, 1995, 24,045,605 shares have been tendered in the exchange offer, assuming the valid delivery of 590,843 shares tendered by guaranteed delivery.

     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co.









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